SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                  FORM 8-A

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                 PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                                ACE Limited
--------------------------------------------------------------------------------
           (Exact Name of Registrant as Specified in Its Charter)


        Cayman Islands                                  98-0091805
------------------------------------------     ---------------------------------
(State of Incorporation or Organization)       (IRS Employer Identification No.)


         The ACE Building
        30 Woodbourne Avenue
       Hamilton HM08, Bermuda
------------------------------------------      --------------------------------
(Address of Principal Executive Offices)                     (Zip Code)

If this form relates to the                     If this form relates to the
registration of a class of                      registration of a class of
securities pursuant to Section 12(b)            securities pursuant to Section
12(b)of the Exchange Act and is                 12(g) of the Exchange Act and is
effective pursuant to General                   effective pursuant to General
Instruction A(c), please check the              Instruction A(d), please check
following box. [X]                              following box. [ ]

Securities Act registration statement file number to which this
form relates:                                                    Not applicable
                                                              ------------------
                                                                (if applicable)


    Title of Each Class                         Name of Each Exchange on Which
    to be so Registered                         Each Class is to be Registered
-----------------------------------           ----------------------------------
Preference Share Purchase Rights                    New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                    None
                           ---------------------
                              (Title of Class)


                             Page 1 of 67 Pages

                         (Exhibit Index at Page 8)



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Item 1.  Description of Registrant's Securities to be Registered
         -------------------------------------------------------

         On May 7, 1999, the Board of Directors of ACE Limited (the "Company") declared a dividend distribution of one Right for each outstanding Ordinary Share, par value $0.041666667 per share ("Ordinary Share"), of the Company to shareholders of record at the close of business on June 1, 1999 (the "Record Date"). Except as described below, each Right, when exercisable, entitles the registered holder to purchase from the Company one one-thousandth of a Series A Junior Participating Preference Share, par value $1.00 per share ("Preference Share"), at a price of $150 per one one-thousandth share (the "Exercise Price").

         The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and The Bank of New York, as Rights Agent.

         Initially, the Rights will be attached to all Ordinary Share certificates representing shares then outstanding, and no separate Right certificates will be distributed. Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Ordinary Shares (the "Shares Acquisition Date") or (ii) 15 business days (or such later date as may be determined by action of the Board of Directors of the Company (the "Board of Directors") prior to the time that any person becomes an Acquiring Person) following the commencement of (or a public announcement of an intention to make) a tender or exchange offer if, upon consummation thereof, such person or group would be the beneficial owner of 15% or more of such outstanding Ordinary Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by the Ordinary Share certificates together with a copy of this Summary of Shareholder Rights Plan and not by separate certificates.

         The Rights Agreement also provides that, until the Distribution Date, the Rights will be transferred with and only with the Ordinary Shares. Until the Distribution Date (or earlier redemption, expiration or termination of the Rights), the transfer of any certificates for Ordinary Shares, with or without a copy of this Summary of Shareholder Rights Plan, will also constitute the transfer of the Rights associated with the Ordinary Shares represented by such certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Ordinary Shares as of the close of business on the Distribution Date and, thereafter, such separate Right Certificates alone will evidence the Rights. Any Ordinary Shares issued after the Distribution Date will generally be accompanied by Right Certificates only if such Ordinary Shares are issued pursuant to the exercise of options or under any employee plan or arrangement or upon the exercise, conversion or exchange of other securities issued by the Company, or in other circumstances where the issuance of accompanying Rights Certificates is deemed necessary or appropriate by the Board of Directors.



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



         The Rights are not exercisable until the Distribution Date and will expire at the earlier of June 1, 2009 (the "Final Expiration Date") and (ii) the redemption of the Rights by the Company as described below.

         If any person (other than the Company, its subsidiaries or any person receiving newly-issued Ordinary Shares directly from the Company) becomes the beneficial owner of 15% or more of the then outstanding Ordinary Shares, each holder of a Right will thereafter have the right to receive, upon exercise at the then current exercise price of the Right, Ordinary Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The Rights Agreement contains an exemption for any issuance of Ordinary Shares by the Company directly to any person (for example, in a private placement or an acquisition by the Company in which Ordinary Shares are used as consideration), even if that person would become the beneficial owner of 15% or more of the Ordinary Shares, provided that such person does not acquire any additional Ordinary Shares.

         If, at any time following the Shares Acquisition Date, the Company is acquired in a merger, amalgamation or other business combination transaction or 50% or more of the Company's assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise at the then current exercise price of the Right, common stock of the acquiring or surviving company having a value equal to two times the exercise price of the Right.

         Notwithstanding the foregoing, following the occurrence of any of the events set forth in the preceding two paragraphs (the "Triggering Events"), any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will immediately become null and void.

         The Exercise Price payable, and the number of Preference Shares or other securities or property issuable, upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution, among other circumstances, in the event of a stock dividend on, or a subdivision, split, combination, consolidation or reclassification of, the Preference Shares or the Ordinary Shares, or a reverse split of the outstanding Preference Shares or Ordinary Shares.

         With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in the Exercise Price. The Company will not be required to issue fractional Preference Shares or Ordinary Shares (other than fractions in multiples of one-thousandths of a Preference Share) and, in lieu thereof, an adjustment in cash may be made based on the market price of the Preference Shares or Ordinary Shares on the last trading date prior to the date of exercise.




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



         The Preference Shares constitute a new series of "other shares" of the Company that is nonredeemable and that ranks junior to other series of preference or preferred shares of the Company that may be issued in the future. Each Preference Share will be entitled to a minimum preferential quarterly dividend of $1.00 per share but will be entitled to an aggregate dividend equal to 1,000 times the dividend declared per Ordinary Share. In the event of liquidation, each Preference Share will be entitled to a minimum preferential liquidation payment of $.01 per share but will be entitled to an aggregate payment of 1,000 times the payment made per Ordinary Share. Each Preference Shares will have 1,000 votes, voting together with the Ordinary Shares and other capital stock of the Company. Finally, in the event of any merger, consolidation, amalgamation or other transaction in which Ordinary Shares are exchanged, each Preference Share will be entitled to receive 1,000 times the amount received per Ordinary Share. These rights are protected by customary antidilution provisions. Because of the nature of the Preference Shares' dividend, liquidation and voting rights, the value of the one one-thousandth of a Preference Share purchasable upon the exercise of each Right should approximate the value of one Ordinary Share.

         At any time after the date of the Rights Agreement until the time that a person becomes an Acquiring Person, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), which may (at the option of the Company) be paid in cash, Ordinary Shares or other consideration deemed appropriate by the Board of Directors. Upon the effectiveness of any action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The Board of Directors of the Company is generally responsible for administering, interpreting and making all decisions and taking all actions with respect to the Rights Agreement, including, without limitation, the decision to redeem or exchange the Rights or to amend the Rights Agreement.

         The provisions of the Rights Agreement may be amended by the Company, except that any amendment adopted after the time that a person becomes an Acquiring Person may not adversely affect the interests of holders of Rights.

         As of March 31, 1999, there were 193,864,482 Ordinary Shares outstanding and 23,576,886 Ordinary Shares reserved for issuance under employee benefit plans. Each outstanding Ordinary Share on June 1, 1999 will receive one Right. In addition, each Ordinary Share issued after the Record Date but prior to the earliest of the Distribution Date, the redemption of the Rights and the Final Expiration Date will receive one Right,



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subject to adjustment as provided in the Rights Agreement.  500,000 Preference
Shares will be reserved for issuance in the event of exercise of the Rights.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired, and under certain circumstances the Rights beneficially owned by such a person or group will become void. The Rights should not interfere with any merger, amalgamation or other business combination approved by the Board of Directors because, if the Rights would become exercisable as a result of such merger, amalgamation or business combination, the Board of Directors may, at its option, at any time prior to the time that any Person becomes an Acquiring Person, redeem all (but not less than all) of the then outstanding Rights at the Redemption Price.

         A copy of the Rights Agreement is being filed with the Securities and Exchange Commission as an exhibit to this Registration Statement on Form 8-A. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

         UNDER CERTAIN CIRCUMSTANCES, AS SET FORTH IN THE RIGHTS AGREEMENT, RIGHTS OWNED BY OR TRANSFERRED TO ANY PERSON WHO IS OR BECOMES AN ACQUIRING PERSON (AS DEFINED IN THE RIGHTS AGREEMENT) AND CERTAIN TRANSFEREES THEREOF WILL BECOME NULL AND VOID AND WILL NO LONGER BE TRANSFERABLE.



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Item 2.           Exhibits
                  --------

Exhibit No.       Exhibit
-----------       -------

    99.1 Rights Agreement, dated as of May 7, 1999, between ACE Limited and The Bank of New York, as Rights Agent, which includes as Exhibit A thereto the Form of Designation, Preferences and Rights of the Series A Junior Participating Preference Shares, as Exhibit B thereto the Form of Right Certificate and as Exhibit C thereto the Summary of Shareholder Rights Plan.

    99.2          Form of Letter to Shareholders of ACE Limited.

    99.3          Press Release by ACE Limited, dated May 7, 1999.





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



                                 SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                ACE LIMITED




Date:     May 7, 1999                   By:  /s/ Christopher Z. Marshall
                                           -------------------------------------
                                        Name:    Christopher Z. Marshall
                                        Title:   Chief Financial Officer







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


                               EXHIBIT INDEX
                               -------------


Exhibit No.  Exhibit                                                    Page
-----------  -------                                                    ----


   99.1      Rights Agreement, dated as of May 7, 1999, between
             ACE Limited and The Bank of New York, as Rights Agent,
             which includes as Exhibit A thereto the Form of
             Designation, Preferences and Rights of the Series A
             Junior Participating Preference Shares, as Exhibit B
             thereto the Form of Right Certificate and as Exhibit C
             thereto the Summary of Shareholder Rights
             Plan.                                                        9

   99.2      Form of Letter to Shareholders of ACE Limited.              65

   99.3      Press Release by ACE Limited, dated May 7, 1999.            66




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